Exhibit 99.8
QUEENCO LEISURE INTERNATIONAL LTD
6 June 2013

Queenco Leisure International Ltd.
(The “Group” or “QLI”),

Financial Results for the 3 months ended 31 March 2013

Queenco Leisure International Ltd., the emerging markets developer and operator of casinos and entertainment centers, is pleased to report its financial results for the 3 months ended 31 March 2013.

Operating and Business Highlights

•
The Group's activities are adversely affected by the global economic crisis in general and the economic crisis in Greece in particular. As a result the Company was not able to meet its original repayment schedules of loans and credits received from Queenco and from a previous shareholder in Dasharta. During 2013 the Company received additional loans from Queenco amounting to NIS 3,5 million.  So far, the Company has succeeded in reaching understandings with Queenco and the abovementioned previous shareholder regarding a rescheduling of the repayment schedules such that they will coincide with the Company's payment abilities. Company's management is of the opinion that they will succeed in the future, if needed, in rescheduling the repayment schedules of loans from both Queenco and the previous shareholder. The Group is continuing in the implementation of its cost savings plans and is in the process of expanding their scope, mainly in Rhodes, due to the decrease in revenues caused by the economic situation. In addition, the Company completed a share issuance during November 2012 (see below) and is examining options of bringing in strategic partners at different levels of activity. The Group is also in a process of realization of excess assets.  As part of this process, the Company's airplane was sold during October 2012. The Company's ability to meet all its obligations in the foreseeable future is highly dependent on the Company's ability to successfully execute the above mentioned plans. The aforesaid, together with the above described matters raise substantial doubt about the Company's ability to continue as a going concern.

•	The Greek economic crisis has been prolonged although a new government was elected in September 2012:
▪	The uncertainty further exacerbates the gaming results at Loutraki and Rodos.
▪	A lower minimum wage and renegotiation of employees’ collective benefit agreements, may contribute to the Group's cost reduction scheme.
•
On May 28, 2013 the Company's Board of Directors has resolved to offer to its eligible shareholders and GDR holders (as such term shall be defined in a rights issuance memorandum to be distributed to the Company's shareholders and GDR holders) to purchase up to 488,408,824 ordinary shares of the Company,  such that each eligible shareholder/GDR holder who holds 100 ordinary shares of the Company (or certificates representing 100 ordinary shares of the Company, in the case of GDR holders) shall be entitled to purchase 80 ordinary shares of the Company (or certificates representing 80 ordinary shares of the Company, in the case of GDR holders) in consideration for a price of EUR 0.012 per share.

In the event that the entire rights are exercised at the offering, the Company expects to raise approximately € 5,861 thousand, and that the equity per share shall reflect EUR 0.0303 (as compared to EUR 0.0450 as of the date hereof).
The Rights Issue is dependent, among other things, upon the receipt by the Company of a commitment from (Y.Z.) Queenco Ltd., QLI's parent company, and its wholly owned subsidiary, Shachar HaMilenium (1991) Ltd., to subscribe for a minimum of their respective existing pro rata share in the Rights Issue.
The record date and exact time table pertaining to the Rights Issue have not yet been determined. In addition, there is no certainty as to the consummation of the Rights Issue.
•	The Group decided to strategically move away from Europe, towards South East Asia where the opportunities remain more lucrative.
•	The Group's strategy to diverse revenue mix is progressing:
▪	Queenco Casino in Sihanoukville, Cambodia soft launched during the period, giving us a strong platform for the future.
▪	Exploring online gaming in areas where the Group already operates continues to progress well.
▪	Developments in future South East Asia projects form part of our long term strategy.
•
The Company adopted IFRS 11, which removes the option to account for jointly controlled entities (JCEs) using Proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. The application of this new standard impacted the financial position of the Group by replacing proportionate consolidation of the joint venture in Vasanta with the equity method of accounting. IFRS 11 is effective for the periods beginning on 1 January 2013.

•
On 12 November 2012 the Company held an extraordinary general meeting of shareholders, which resolved to increase the authorized share capital of the Company from NIS 500,000,000, consisting of 500,000,000 ordinary shares, each having a nominal value of NIS 1.00, to NIS 800,000,000 consisting of 800,000,000 ordinary shares, each having a nominal value of NIS 1.00.

•
On 19 November 2012 the Company completed a rights issue, pursuant to which it issued 257,057,276 ordinary shares, par value NIS 1.00 each, of the Company (including through an over-subscription mechanism), for a total consideration of Euro 4,112,916. The new shares issued include shares represented by new 4,886,758 global depositary receipts (GDRs), each representing 10 ordinary shares, par value 1.00 each, of the Company. The new GDRs commenced trading on the London Stock Exchange shortly after consummation of the rights issue.

Following the rights issue, the issued share capital of the Company is 610,511,030 ordinary shares with a nominal value of NIS 1.00 each.

QUEENCO LEISURE INTERNATIONAL LTD

Financial Highlights for the 3 months ended 31 March 2013

•	Gross revenues were €4.8 million (2012: €5.2 million)
•	Net Revenues were €3.4 million (2012: €4.0 million)
•	EBITDA was negative €1.9 million (2012: negative €1.5 million)
•	Loss for the period was €4.2 million (2012: Profit of €20.3 million)
•	Cash and cash equivalents were €2.4 million as of 31 March 2013

Haim Assayag, Executive Chairman of QLI, commented on the results:

“We have witnessed some progress in Greece, which in the long term will hopefully allow Greece to turn a corner, but uncertainty remains as to the terms of the country’s bailout conditions, which prevents Loutraki and Rodos from generating strong returns. The reduction in the minimum wage and renegotiation of employees’ collective benefit agreements is allowing us to reduce the cost base in these casinos, and to a degree we are able to lower headcount, but more needs to be done.

“We have focused in South East Asia. The opening of Queenco Casino and Hotel in Sihanoukville, Cambodia, has shown some very promising signs and we remain excited by what we can achieve in Asia in the future.

“We have resolved to offer to purchase up to 488,408,824 ordinary shares of the Company, such that each eligible shareholder/GDR holder who holds 100 ordinary shares of the Company shall be entitled to purchase 80 ordinary shares of the Company in consideration for a price of EUR 0.012 per share. In the event that the entire rights are exercised at the offering, the Company expects to raise approximately € 5,861 thousand.

"Finally, I would like to thank the shareholders and GDR holders who participated in our recent rights issue”.

For further information about the Company please visit www.queenco.com or contact:

Queenco Leisure International Ltd
Haim Assayag, Executive Chairman	T: +972 (0)3 756 6555
Yigal Zilkha, CEO

Chief Executive’s Review

Introduction

The Greek economic crisis has been prolonged by no firm decision from the Greece Government on the European bailout package, and this is creating yet further uncertainty, which is expected to adversely affect the gaming results at Loutraki and Rodos. The Greek Government’s decision to lower the National minimum wage is welcome and will alleviate some of the burden on costs throughout the Greek operations, in addition to the successful renegotiation of employees’ collective benefit agreements. That said, the terms of the country’s European bailout package have yet to be finalised and this is likely to prolong the situation further.

The Group decided to strategically move away from Europe towards South East Asia, in order to decrease the losses we had previously incurred. The strategy to diverse revenue mix remains on course having successfully soft launched Queenco Casino in Sihanoukville, Cambodia, among other things.

Summary of financial performance

Results for the 3 months ended 31 March 2013

Gross revenues were €4.8 million (2012: €5.2 million), a decrease of 6.8% whilst net revenues decreased by 14.6% to €3.4 million (2012: €4.0 million), a decrease of €0.6 million, which is mainly to the decrease in win per visit and number of visits in the 1st quarter 2013. Revenues continue to be suppressed by the prolonged economic crisis in Greece where the Group generates 67.4% of its gross revenue from Casino Rodos. The decrease in win per visit is putting pressure on EBITDA which remains negative at €1.9 million (2012: negative €1.5 million). The company's net loss during the period amounts to €4.2 million (2012: Profit €20.3 million).

QUEENCO LEISURE INTERNATIONAL LTD

Cash and cash equivalents amounted to €2.4 million as of March 31, 2013. The Company's management is of the opinion that the Company has good chances of executing a major portion of its plans on a timely manner. Accordingly the Company's management is of the opinion that it's existing cash and the expected inflow of cash through the successful execution of its plans, will enable the Company to meet the needed cash levels required for the Group's operations and the payment of its obligations when due.

Basic loss per share was 0.6¢ (2012: Profit (5.0¢)) and loss per GDR (each GDR representing 10 ordinary shares) were 6¢ (2012: Profit (50¢)).

Operational Review

Results by casino for the 3 months ended 31 March 2013 and 2012:

Casino	Gross Gaming Revenue (EUR m)		Net Revenue (EURm)		EBITDA (EURm)		Visits (000’s)		Gross Win per Visit (EUR)		QLI's Economic Interest
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Rodos	3.2	3.9	2.2	2.7	(1.0)	(0.9)	27	27	116	142	91.6%
Sasazu	-	-	1.0	1.1	(0.2)	0.1	-	-	-	-	100%
Cambodia	0.5	-	0.2	0.1	(0.4)	(0.4)	4	-	149	-	70%

Casino Rodos

Results for the 3 months ended 31 March 2013

As would be expected, revenues at Casino Rodos, the only casino located on the holiday island of Rhodes, continue to be impacted by the uncertainty in the Eurozone and the pending Greek decision on their bailout conditions. Gross gaming revenues amounted to €3.2 million (2012: €3.9 million) and net revenues amounted to €2.2 million (2012: €2.7 million) mainly due to a reduction in wins per visit which is attributed to visitors' lower disposable income. EBITDA generated for the 3 months was negative at €1.0 million compared to negative EBITDA of €0.9 million for the previous period last year. Casino Rodos incurred a net loss during the 3 months of €1.6 million (2012: loss of €1.5 million).

SaSaZu (Prague)

Results for the 3 months ended 31 March 2013

During the 3 months ended 31 March 2013, the gross revenue at SaSaZu decreased by 14.9%, and amounted to €1.0 million (2012: €1.1 million) and a negative EBITDA of €0.2 million compared to positive EBITDA of €0.1 million. Czech Republic, the Group has planned to export the brand to other QLI operations, however due to the current economic climate in Europe, the Group is currently considering ways to implement the expansion.

Queenco Casino, Sihanoukville

During the year 2012 the Queenco Casino in Sihanoukville has gone through a soft launch and we are encouraged by the revenue generation that the Casino is currently creating for the Group. This further confirms our strategy to move away from European gaming markets and further explore the opportunities that South East Asia has to offer.

As previously reported the Group has decided not to enter new developments in Europe but will continue to explore online gaming opportunities in the countries where it operates.

Outlook

The Greek economy remains stagnant and opportunities in Eastern Europe have also decreased since we first entered these markets, hence our decision to move away from European markets. We have begun to diversify our revenue mix in South East Asia with the opening of Queenco Casino in Sihanoukville and we will continue to explore opportunities there and in online gaming.

Yigal Zilkha
Chief Executive’s, Queenco Leisure International Limited
6 June 2013

QUEENCO LEISURE INTERNATIONAL LTD

Interim condensed consolidated financial statements for

QUEENCO LEISURE INTERNATIONAL LTD

For the interim period ending 31 March 2013

(Unaudited)

QUEENCO LEISURE INTERNATIONAL LTD

Interim condensed consolidated financial statements

Page

Independent auditors review report	F - 1

Statements of comprehensive income (loss)	F- 2 - F - 3

Statements of financial position	F - 4 - F - 5

Statements of changes in equity	F - 6 - F - 7

Cash flow statements	F - 8

Condensed notes to the interim financial statements	F - 9 - F - 19

QUEENCO LEISURE INTERNATIONAL LTD
Consolidated Statements of Comprehensive Income (Loss)
 (In thousands of €)

	Three months ended 31 March		Year ended 31 December
	2 0 1 3	2 0 1 2(*)	2 0 1 2(*)
	Unaudited	Unaudited

Revenues	3,374	3,952	20,171

Operating costs
Cost of revenues	(4,474)	(4,284)	(17,450)
Selling and marketing expenses	(466)	(763)	(4,012)
General and administrative expenses	(1,178)	(1,266)	(4,846)
Other operating expenses	-	-	(709)
Share of results of associated company and joint ventures	6	27,077	19,846
Impairment of investment in associated company	-	-	(46,666)
Operating profit (loss)	(2,738)	24,716	(33,666)

Investment income	44	44	199
Finance costs	(532)	(222)	(1,384)
Foreign exchange gain (loss)	(1,051)	(198)	62
Profit (loss) before tax	(4,277)	24,340	(34,789)

Tax	94	(398)	(1,010)
Profit (loss) from continued operations	(4,183)	23,942	(35,799)

Loss from discontinued operations	-	(3,597)	(3,597)
Total profit (loss) for the period	(4,183)	20,345	(39,396)

Other comprehensive income (loss)
Items to be reclassified to profit or loss in subsequent periods:
Transfer to profit and loss of translation reserve from disposal of subsidiary	-	11,107	11,107
Exchange differences arising on translation of foreign operations	1,259	(391)	(420)
Share of other comprehensive income of associated company	-	(430)	(546)
Net other comprehensive income to be reclassified to profit or loss in subsequent periods	1,259	10,286	10,141

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of net defined benefit liability	-	-	(642)
Share of other comprehensive income of associated company	-	-	(742)
Net other comprehensive income not being reclassified to profit or loss in subsequent periods	-	-	(1,384)

Net other comprehensive income	1,259	10,286	8,757

Total comprehensive income (loss) for the period	(2,924)	30,631	(30,639)

(*) Restated for retrospective implementation of IFRS 11 and IAS19R

QUEENCO LEISURE INTERNATIONAL LTD Consolidated Statements of Comprehensive Income (Loss) (Cont.) (In thousands of €)

	Three months ended 31 March		Year ended 31 December
	2 0 1 3	2 0 1 2(*)	2 0 1 2(*)
	Unaudited	Unaudited

Total profit (loss) for the period attributable to:
Equity holders of the parent	(3,819)	20,475	(38,712)
Minority interests	(364)	(130)	(684)
	(4,183)	20,345	(39,396)

Total comprehensive income (loss) for the year attributable to:
Equity holders of the parent	(3,298)	30,796	(30,007)
Minority interests	374	(165)	(632)
	(2,924)	30,631	(30,639)
Profit (loss) per share for the period attributable to:
Profit (loss) per share from continued operations (¢) - basic and diluted	(0.6)	(**) 5	(5.6)
Profit (loss) per share from discontinued operations (¢) - basic and diluted	-	(**) (0.7)	(0.6)
	(0.6)	4.3	(6.2)

(*) Restated for retrospective implementation of IFRS 11 and IAS19R
(**) Restated to reflect share issuance as a result of exercise of rights.

QUEENCO LEISURE INTERNATIONAL LTD
Consolidated statements of Financial Position
 (In thousands of €)

	As at
	31 March		31 December
	2013	2012(*)	2 0 1 2(*)
	Unaudited	Unaudited

Non-current assets
Intangible assets	2,138	2,143	2,139
Property, plant and equipment	23,565	34,847	32,416
Investment in an associated company and joint ventures	26,831	81,440	26,652
Deferred tax asset	486	1,011	392
Other long term receivables	2,492	1,715	1,910
Total non-current assets	55,512	121,156	63,509

Current assets
Inventories	289	310	310
Investments	3	4	2
Trade and other receivables	1,560	2,414	2,256
Cash and cash equivalents	2,374	2,109	2,406
	4,226	4,837	4,974
Assets related to discontinued operations held for sale	-	-	-
Non - current assets held for sale	9,736	3,078	1,478
Total current assets	13,962	7,915	6,452
Total assets	69,474	129,071	69,961

Current liabilities
Accounts payable	1,545	1,160	1,333
Current tax liabilities	1,643	1,812	1,684
Other current liabilities	9,891	7,815	8,879
Bank overdraft and loans	1,011	1,009	1,010
Total current liabilities	14,090	11,796	12,906

Total assets less current liabilities	55,384	117,275	57,055

Non-current liabilities
Long-term bank loans	5,760	6,732	5,754
Other long-term liabilities	4,144	5,037	2,918
Deferred tax	96	96	96
Provision for retirement benefits	753	578	732
Total non-current liabilities	10,753	12,443	9,500

Net assets	44,631	104,832	47,555

(*) Restated for retrospective implementation of IFRS 11 and IAS19R

QUEENCO LEISURE INTERNATIONAL LTD
Consolidated Statements of Financial Position (cont.)
 (In thousands of €)

	As at
	31 March		31 December
	2013	2012(*)	2 0 1 2(*)
	Unaudited	Unaudited

Shareholders’ equity

Share capital	114,122	62,530	114,122

Share premium	83,597	131,196	83,597

Translation reserve	13,036	12,799	12,515

Reserve for the waiver of options by a controlling shareholder	2,739	2,739	2,739

Other reserves	(14,319)	(14,080)	(14,319)

Accumulated deficit	(166,793)	(102,455)	(162,974)

Equity attributable to equity holders of the parent	32,382	92,729	35,680

Minority interest	12,249	12,103	11,875

Total Equity	44,631	104,832	47,555

(*) Restated for retrospective implementation of IFRS 11 and IAS19R

The financial statements were approved by the board of directors and authorised for issue on 6 June, 2013. They were signed on its behalf by:

Haim Asayag	Yigal Zilkha	Arie Haviv
Executive Chairman of the Board	Chief Executive Officer, Director	Controller

6 June 2013

QUEENCO LEISURE INTERNATIONAL LTD
Consolidated Statements of Changes in Equity
(In thousands of €)

	Share Capital	Share Premium	Translation reserve	Reserve for the waiver of options by a controlling shareholder	Other reserves	Accumulated deficit	Parent	Minority Interest	Total Equity
For the three months ended 31 March 2013 (unaudited)

Balance as at 1 January 2013	114,122	83,597	12,515	2,739	(14,319)	(162,952)	35,702	11,875	47,577
Effect of Changes in Accounting Policies (see note 2)	-	-	-	-	-	(22)	(22)	-	(22)
Balance as at 1 January 2013 restated for changes in accounting policies	114,122	83,597	12,515	2,739	(14,319)	(162,974)	35,680	11,875	47,555

Translation differences	-	-	521	-	-	-	521	738	1,259
Net loss for the period	-	-	-	-	-	(3,819)	(3,819)	(364)	(4,183)
Balance as at 31 March 2013	114,122	83,597	13,036	2,739	(14,319)	(166,793)	32,382	12,249	44,631

For the three months ended 31 March 2012 (unaudited)

Balance as at 1 January 2012	62,530	131,196	2,478	2,739	(14,080)	(125,037)	59,826	20,227	80,053
Effect of Changes in Accounting Policies (see note 2)	-	-	-	-	-	2,182	2,182	(8,282)	(6,100)
Balance as at 1 January 2012 restated for changes in accounting policies	62,530	131,196	2,478	2,739	(14,080)	(122,855)	62,008	11,945	73,953

Translation differences	-	-	(786)	-	-	-	(786)	(35)	(821)
Expense resulting from grant of share options	-	-	-	-	-	(75)	(75)	-	(75)
Deem disposal of interest in a jointly controlled entity	-	-	7,526	-	-	-	7,526	-	7,526
Disposal of interest in a subsidiary	-	-	3,581	-	-	-	3,581	323	3,904
Net profit for the period	-	-	-	-	-	20,475	20,475	(130)	20,345
Balance as at 31 March 2012	62,530	131,196	12,799	2,739	(14,080)	(102,455)	92,729	12,103	104,832

QUEENCO LEISURE INTERNATIONAL LTD
Consolidated Statements of Changes in Equity (cont.)
(In thousands of €)

	Share Capital	Share Premium	Translation reserve	Reserve for the waiver of options by a controlling shareholder	Other reserves	Accumulated deficit	Parent	Non-controlling interest	Total Equity

Balance as at 1 January 2012	62,530	131,196	2,478	2,739	(14,080)	(125,037)	59,826	20,227	80,053
Effect of Changes in Accounting Policies (see note 2)	-	-	-	-	-	2,182	2,182	(8,282)	(6,100)
Balance as at 1 January 2012 restated for changes in accounting policies	62,530	131,196	2,478	2,739	(14,080)	(122,855)	62,008	11,945	73,953

Share issuance	51,592	(47,599)	-	-	-	-	3,993	-	3,993
Translation differences	-	-	(1,070)	-	-	-	(1,070)	104	(966)
Share issuance to a non-controlling interest shareholder	-	-	-	-	(239)	-	(239)	239	-
Deem disposal of interest in a jointly controlled entity	-	-	7,526	-	-	-	7,526	-	7,526
Disposal of interest in a subsidiary	-	-	3,581	-	-	-	3,581	323	3,904
Expenses resulting from grant of share options	-	-	-	-	-	(75)	(75)	-	(75)
Remeasurements of net defined benefit liability	-	-	-	-	-	(1,332)	(1,332)	(52)	(1,384)
Net loss for the year	-	-	-	-	-	(38,712)	(38,712)	(684)	(39,396)
Balance as at 31 December 2012	114,122	83,597	12,515	2,739	(14,319)	(162,974)	35,680	11,875	47,555

QUEENCO LEISURE INTERNATIONAL LTD
Consolidated Cash Flow Statements
(In thousands of €)

	Three months ended 31 March		Year ended 31 December
	2 0 1 3	2 0 1 2(*)	2 0 1 2(*)
	Unaudited	Unaudited

Net cash from operating activities	(737)	(934)	(3,260)

Investing activities

Interest received	44	30	131
Purchases of property, plant and equipment	(14)	(38)	(1,071)
Proceeds on sale of property, plant and equipment	-	-	1,791
Purchase of other intangibles	-	-	(1)
Realisation of trading investments	-	73	75
Instalments for the acquisition of an interest in a jointly controlled entity	-	(325)	(767)
Disposal of interest in subsidiary	-	(586)	(586)
Net cash used in investing activities	30	(846)	(428)

Financing activities
Repayments of borrowings	-	-	(1,015)
Receipt of long term loan	536	1,049	3,734
Repayment of long term loan	-	-	(303)
Share issuance	-	-	1,043
Net cash provided by (used in) financing activities	536	1,049	3,459

Net decrease in cash and cash equivalents	(171)	(731)	(229)

Effect of foreign exchange rate changes	139	(138)	(343)

Cash and cash equivalents at beginning of period
From continued operations	2,406	2,392	2,392
From discontinued operations	-	586	586
	2,406	2,978	2,978
Cash and cash equivalents at end of period	2,374	2,109	2,406

Tax paid	(41)	(41)	(164)

Interest paid	-	(87)	(525)

 (*) Restated for retrospective implementation of IFRS 11 and IAS19R

QUEENCO LEISURE INTERNATIONAL LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (in thousands of € unless otherwise stated)

NOTE 1  -  GENERAL INFORMATION

1.1          Formation and equity developments

Queenco Leisure International Ltd (the “Company” or "QLI") is engaged, through various Israeli and foreign subsidiaries, associated companies and joint ventures (together with the Company the "Group") in emerging markets development and operations of casinos and entertainment centers.

QLI was incorporated in Israel on 9 September 2002 by Milomor Ltd. ("Milomor") (an Israeli company ) and (Y.Z) Queenco Ltd. ("Queenco" or "YZ") (an Israeli public company whose shares are listed for trading in the Tel-Aviv stock exchange), who held, equally, the entire issued and paid up capital of the Company. The Company commenced its operating activities at the end of 2002. The Company's address is 11 Menachem Begin road, Ramat Gan, Israel.

The Company's controlling shareholder is (Y.Z) Queenco Ltd. ("Queenco" or "YZ"), an Israeli public company,  and its ultimate controlling shareholders are Mr. Yigal Zilkha, Mr. Haim Assayag, Mr. Peretz Tuvi and Mr. Uri Tuvi.

1.2           Financial Condition

The Group's activities are adversely affected by the global economic crisis in general and the economic crisis in Greece in particular. The abovementioned, along with the Company's inability to exercise its rights in Club Hotel Loutraki S.A. ("CHL") due to disagreements with B.A.T (Management) 2004 Ltd. (of the Club Hotel Group) ("B.A.T.") (see note 32 to the financial statement as of December 31,2012 that were published at May 14,2013) and  Casino Austria International Holding GmbH's ("CAIH") unwillingness to comply with its contractual obligations to transfer €49.5 million to Powerbrook Spain S.L ("PBS")  have brought the Group to operating losses for the three month period that ended  in  March 31, 2013 and for the year ended in December 31,2012, and to negative cash flows from its continued operations, amounting, for the three month  ended March 31,2013, to approximately €1.7 million. The Group's net deficit in working capital amounted to approximately €0.1 Million at March 31, 2013.

As a result the Company was not able to meet its original repayment schedules of loans and credits received from Queenco and from a previous shareholder in Dasharta (a company indirectly jointly controlled by QLI), from whom the Company purchased residual shares in said company in 2008. The said liabilities to the previous shareholder in Dasharta amounted as at March 31, 2013 to €648. The said liabilities to Queenco amounted as at March  31, 2013 to NIS 28.3 million. During April 2013 the Company received additional loans from Queenco amounting to NIS 1 million.  So far, the Company has succeeded in reaching understandings with Queenco and the abovementioned previous shareholder regarding a rescheduling of the repayment schedules such that they will coincide with the Company's payment abilities. The Company's management is of the opinion that they will succeed in the future, if needed, in rescheduling the repayment schedules of loans from both Queenco and the previous shareholder. However, the current payment schedule of the loans from Queenco is in line with the repayment schedule of Queenco of debentures issued by it. Accordingly, the ability of the Company to re-schedule the payment terms of the loans from Queenco is dependent on the ability of Queenco to obtain other financing sources to repay its debentures obligations.

Casino Rhodes, a subsidiary of the Company, reached an agreement with the Greek authorities for the rescheduling of the payment terms of an amount of €3 million not paid when due.

The Group is continuing in the implementation of its cost saving plans and is in the process of expanding their scope, mainly in Rhodes, due to the decrease in revenues caused by the economic situation. In addition, the Company completed a share issuance during November 2012 (see above) and is examining options of bringing in strategic partners at different levels of activity.

On May 28, 2013 the Company's Board of Directors has resolved to offer to its eligible shareholders and GDR holders to purchase up to 488,408,824 ordinary shares of the Company for a total consideration of approximately € 6 million, in order to enable the Company, among others, to meet the needed cash levels required for its operations and the payment of obligations when due.  See also Note 5.3.

QUEENCO LEISURE INTERNATIONAL LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (in thousands of € unless otherwise stated)

NOTE 1  -  GENERAL INFORMATION (Cont.)

1.2          Financial Condition (Cont.)

The Group is also in a process of realization of excess assets.  The Company's real estate in Bulgaria (which is not in use by the Group) and the 9 Hectare land in Cambodia is designated for sale, in view of its obligations to Queenco (first main tranche is due in December 2013).  The Company's Board of Directors, in a meeting held on February 2013, agreed on the sale of 9 Hectare plot the Company owns in Cambodia, if needed, to enable the Company to meet its obligations. The Company has contracted a selling agent in Cambodia to help it in realizing the property. However, if the Company succeeds in raising sufficient funds from sources other than the land, the Company may re-consider it's decision to sell it.

The Company's ability to meet all its obligations in the foreseeable future is highly dependent on the Company's ability to successfully execute the above mentioned plans. The aforesaid, together with the above described matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The timing and scope of the success in the execution of some of these abovementioned actions depend on agreements with third parties and/or are affected by processes and other factors which are not under the Company's control. Nonetheless, the Company's management is of the opinion that the Company has good chances of executing the sale of the land in Cambodia and at least a major portion of its other plans in a timely manner. Accordingly, the Company's management is of the opinion  that its existing cash and the expected inflow of cash through the successful execution of the above mentioned plans, will enable the Company to meet the needed cash levels  required for its operations and the payment of obligations when due.

Project in Loutraki

In addition to the significant losses CHL incurred in 2012, CHL also incurred a net loss of € 11 million during the three months ended March 31, 2013, and as of that date, CHL's Current liabilities exceeded its current assets by € 72 million (of which € 39 million are unsecured credit to Bank Piraeus, which can be called up at any time by the bank).

CHL’s management does not expect that existing cash reserves together with cash generated from the operations will be sufficient to repay the total credit facility if it is called up.

CHL's 2013 budget shows a significant loss and additional negative cash flow for which no funding source is available.
As a result of the above, the Company's management is of the opinion that there are significant doubts as to the ability of CHL to continue its operations as a going concern in the foreseeable future.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As per information received from CHL management, CHL’s management believes that the on-going negotiations with Piraeus Bank regarding the unsecured credit will have a positive outcome in terms of a prolonged schedule of repayment. Furthermore, CHL’s management continues its efforts towards severe cost cutting in 2013. In addition, CHL has unsecured assets which can be used to secure future debt financing, if needed.

The Company is not obligated to provide a capital injection to CHL or to cover its liabilities and to the best of the Company’s knowledge, PBS's cash position as of March 31, 2013 is approximately € 8.2 million.

Also please see note 1.3 and 16 to the 2012 Financial Statements for the uncertainties surrounding the preparation of the   valuation of an associated company in Loutraki.

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting". The significant accounting policies and methods of computation adopted in the preparation of the interim Condensed financial statements are consistent with those followed in the preparation of financial statements as of December 31, 2012 except as noted below.

QUEENCO LEISURE INTERNATIONAL LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (in thousands of € unless otherwise stated)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

        New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the interim condensed financial statements are consistent with those followed in the preparation of financial statements for the year ended 31 December 2012, except for the adoption of new standards and interpretations effective as of 1 January 2013.

The company applies, for the first time, certain standards and amendments that require restatement of previous financial statements IAS 19R Employee Benefits and IFRS 11 Joint Arrangements.

The nature and the impact of each new standard/amendment is described below:

IAS 19 Employee Benefits (Revised 2011) (IAS 19R):

IAS 19R includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the 'corridor approach' permitted under the previous version of IAS 19 and accelerate the recognition of past service costs.  Other amendments include new disclosures, such as, quantitative sensitivity disclosures.

 In the case of the Group, the transition to IAS 19R had an impact on the net defined benefit plan obligations due to the difference in accounting for interest on plan assets,  unvested past service costs and elimination of the "corridor approach".

IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities - Non-monetary Contributions by Ventures. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using Proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

The application of this new standard impacted the financial position of the Group by replacing proportionate consolidation of the joint venture in Vasanta with the equity method of accounting.

IFRS 11 is effective for annual periods beginning on 1 January 2013.

QUEENCO LEISURE INTERNATIONAL LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (in thousands of € unless otherwise stated)

NOTE 2  -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The effect of the implementation of IFRS 11 and IAS19R on the Company's March 31, 2012 unaudited financial statements is as follows:

	31 March 2012
	As was presented in financial statements	Effect of change of IFRS 11	Effect of change IAS 19R	As presented at these financial statements

Cash and cash equivalents	6,802	(4,693)	-	2,109
Other current assets	5,962	(156)	-	5,806
	12,764	(4,849)	-	7,915

Property, plant and equipment	39,948	(5,101)	-	34,847
Investment in an associated company and joint ventures	69,342	12,098	-	81,440
Other non-current assets	9,106	(4,237)	-	4,869
	118,396	2,760	-	121,156

Total Assets	131,160	(2,089)	-	129,071

Current liabilities	(12,083)	287	-	(11,796)

Other long term liabilities	(6,839)	1,802	-	(5,037)
Long term deferred taxes	(96)	-	-	(96)
Other non-current liabilities	(7,831)	-	521	(7,310)
	(26,849)	2,089	521	(24,239)
	104,311	-	521	104,832

QUEENCO LEISURE INTERNATIONAL LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (in thousands of € unless otherwise stated)

NOTE 2   -  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Three months ended 31 March 2012
	As was presented in financial statements	Effect of change of IFRS 11	Effect of change of IAS 19R	As presented at these financial statements
Revenues	15,333	(11,381)	-	3,952

Cost of revenues	(15,398)	11,114	-	(4,284)
Selling and marketing expenses	(3,815)	3,052	-	(763)
General and administrative expenses	(3,567)	2,301	-	(1,266)
Other operating expenses	(799)	799		-
Share of results of associated company and joint ventures	-	28,782	(1,705)	27,077
Profit on deem disposal of subsidiary	33,580	(33,580)	-	-
Operating profit (loss)	25,334	1,087	(1,705)	24,716
Investment income	34	10	-	44
Finance costs	(536)	314	-	(222)
Foreign exchange gain (loss)	(203)	5	-	(198)
Profit before tax	24,629	1,416	(1,705)	24,340
Tax benefit (expense)	79	(477)	-	(398)
Profit (loss) from continued operations	24,708	939	(1,705)	23,942
Loss from discontinued operations	(3,597)	-	-	(3,597)
Total profit for the year	21,111	939	(1,705)	20,345

Realization of translation reserve due to the disposal and deem disposal of subsidiaries	11,107	-	-	11,107
Exchange differences arising on translation of foreign operations	(940)	119	-	(821)
Total comprehensive loss for the year	31,278	1,058	(1,705)	30,631
Profit (loss) for the year attributable to:
Equity holders of the parent	22,180	-	(1,705)	20,475
Non- controlling interests	(1,069)	939	-	(130)
	21,111	939	(1,705)	20,345

Total comprehensive income (loss) for the year attributable to:
Equity holders of the parent	32,501	-	(1,705)	30,796
Non-controlling interests	(1,223)	1,058	-	(165)
	31,278	1,058	(1,705)	30,631

There is no effect of the implementation of IFRS 11 on the Company's Equity and net profit for the year attributable to the equity holders of the parent.

QUEENCO LEISURE INTERNATIONAL LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (in thousands of € unless otherwise stated)

NOTE 2   -  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The effect of the implementation of IFRS 11 and IAS19R on the Company's 2012 financial statements is as follows:

	31 December 2012
	As was presented in financial statements	Effect of change of IFRS 11	Effect of change of IAS 19R	As presented at these financial statements

Cash and cash equivalents	7,038	(4,632)	-	2,406
Other current assets	4,037	9	-	4,046
	11,075	(4,623)	-	6,452

Property, plant and equipment	37,576	(5,160)	-	32,416
Investment in an associated company and joint ventures	14,586	12,066	-	26,652
Other non-current assets	8,803	(4,362)	-	4,441
	60,965	2,544	-	63,509

Total Assets	72,040	(2,079)	-	69,961

Current Liabilities	(13,070)	164	-	(12,906)

Other long term liabilities	(10,587)	1,915		(8,672)
Long term deferred taxes	(96)	-	-	(96)
Other non-current liabilities	(710)	-	(22)	(732)
	(11,393)	1,915	(22)	(9,500)
	47,577	-	(22)	47,555

QUEENCO LEISURE INTERNATIONAL LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (in thousands of € unless otherwise stated)

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended 31 December 2012
	As was presented in financial statements	Effect of change of IFRS 11	Effect of change of IAS 19R	As presented at these financial statements
Revenues	31,552	(11,381)	-	20,171

Cost of revenues	(28,663)	11,114	99	(17,450)
Selling and marketing expenses	(7,064)	3,052	-	(4,012)
General and administrative expenses	(7,253)	2,407	-	(4,846)
Other operating expenses	(1,508)	799	-	(709)
Share of results of associated company and joint ventures	(7,975)	28,784	(963)	19,846
Impairment of investment in an associated company	(46,666)	-	-	(46,666)
Profit on deem disposal of subsidiary	33,580	(33,580)	-	-
Operating profit (loss)	(33,997)	1,195	(864)	(33,666)
Investment income	135	64	-	199
Finance costs	(1,740)	356	-	(1,384)
Foreign exchange gain (loss)	261	(199)	-	62
Profit before tax	(35,341)	1,416	(864)	(34,789)
Tax expense	(533)	(477)	-	(1,010)
Profit (loss) from continued operations	(35,874)	939	(864)	(35,799)
Loss from discontinued operations	(3,597)	-	-	(3,597)
Total profit (loss) for the year	(39,471)	939	(864)	(39,396)

Realization of translation reserve due to the disposal and deem disposal of subsidiaries	11,107	-	-	11,107
Remeasurements of net defined benefit liability	-	-	(1,384)	(1,384)
Exchange differences arising on translation of foreign operations	(1,085)	119	-	(966)
Total comprehensive loss for the year	(29,449)	1,058	(2,248)	(30,639)
Profit (loss) for the year attributable to:
Equity holders of the parent	(37,840)	-	(872)	(38,712)
Non- controlling interests	(1,631)	939	8	(684)
	(39,471)	939	(864)	(39,396)

Total comprehensive income (loss) for the year attributable to:
Equity holders of the parent	(27,803)	-	(2,204)	(30,007)
Non-controlling interests	(1,646)	1,058	(44)	(632)
	(29,449)	1,058	(2,248)	(30,639)

QUEENCO LEISURE INTERNATIONAL LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (in thousands of € unless otherwise stated)

NOTE 3  -  NOTE FOR THE CONSOLIDATED CASHFLOW STATEMENTS

	3 months ended March 31		Year ended December 31
	2013	2012	2 0 1 2
	Unaudited

Net profit (loss)	(4,183)	20,345	(39,396)
Adjustments for:
Depreciation of property, plant and equipment	813	956	3,476
Increase/ (decrease) in provisions	24	(115)	(608)
Loss on sale of property, plant and equipment	-	-	(45)
Impairments and disposals	-	-	735
Impairment of investment in an associated company	-	-	46,666
Loss on disposal of discontinued operation	-	3,597	3,597
Investment income	(44)	(44)	(199)
Finance costs	532	222	1,384
Foreign exchange loss (gain)	1,051	198	(62)
Share of result of associated company and joint ventures	(6)	(27,077)	(19,846)
Expense relating to grant of share options	-	(75)	(75)
	(1,813)	(1,993)	(4,373)

Operating cash flows before movements in working capital

Decrease (increase) inventories	19	1	(16)
Decrease in receivables	136	234	577
Increase in payables	962	952	1,241

Cash generated by operations	(696)	(806)	(2,571)

Income taxes paid	(41)	(41)	(164)
Interest paid	-	(87)	(525)
Net cash from operating activities	(737)	(934)	(3,260)

NOTE 4  -  SEGMENT INFORMATION

The Group has adopted IFRS 8 Operating Segments with effect from 1 January 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

Due to the loss of indirect joint control in CHL the contribution to the operations of each of the Company's location has increased and accordingly Management has decided to present each location as a reportable segment, retrospectively from 2010.

QUEENCO LEISURE INTERNATIONAL LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (in thousands of € unless otherwise stated)

NOTE 4 -   SEGMENT INFORMATION (Cont.)

Segmental Revenues and Profit:

	Rhodes	Prague	Cambodia	Adjustments	Total
	Three month ended March 31 2013
Revenues	2,179	972	164	59	3,374
Segment profit (EBITDA before other operating expenses)	(963)	(164)	(371)	(420)	(1,918)
Depreciation & Amortization	435	341	18	32	826
Share of results of associates and joint ventures					6
Operating profit (loss)					(2,738)
Finance costs, investment income and Foreign exchange gain					(1,539)
Profit before tax					(4,277)

	Rhodes	Prague	Cambodia	Adjustments	Total
	Three month ended March 31 2012 (*)

Revenues	2,744	1,142	-	66	3,952
Segment profit (EBITDA before other operating expenses)	(939)	109	-	(572)	(1,402)
Depreciation & Amortization	510	410	-	39	959
Share of results of associates and joint ventures					27,077
Operating profit (loss)					24,716
Finance costs, investment income and Foreign exchange gain					(376)
Profit before tax					24,340

(*) Restated for retrospective implementation of IAS19R

QUEENCO LEISURE INTERNATIONAL LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (in thousands of € unless otherwise stated)

NOTE 4  -   SEGMENT INFORMATION (Cont.)

Segmental Revenues and Profit:

	Rhodes	Prague	Cambodia	Adjustments	Total
	Year ended 31 December 2012 (*)

Revenues	14,407	4,950	596	218	20,171
Segment profit (EBITDA before other operating expenses)	136	195	(1,003)	(1,941)	(2,613)
Depreciation & Amortization	1,851	1,495	34	144	3,524
Impairment of investment in associated company	-	-	-	-	(46,666)
Other operating expenses	-	-	-	-	(709)
Share of results of associates and joint ventures					19,846

Operating profit (loss)					(33,666)
Finance costs, investment income and Foreign exchange gain					(1,123)
Profit before tax					(34,789)

(*) Restated for retrospective implementation of IAS19R

NOTE 5  -  OTHER INFORMATION

1.
Following the termination of   Mr. Tal Taragan as the chief executive officer of the Company on April 30, 2013, the Company's board of directors has requested Mr. Yigal Zilkha, who is a controlling person and an office holder of the Company, to serve as the Company's chief executive officer until a new chief executive officer for the Company is located and appointed. Mr. Zilkha has accepted this appointment and will also serve as the chief executive officer of (Y.Z.) Queenco Ltd., the Company's parent corporation. It is hereby clarified that Mr. Zilkha shall not be entitled to any compensation for his services as the chief executive officer of the Company and (Y.Z.) Queenco Ltd.

2.
The Company's primary contingent liabilities relate to disagreements with Moshe Bublil, the controlling shareholder of Club Hotel Eilat Ltd. (including members of its group companies, "Club Hotel") and the jointly controlling shareholder in Vasanta. CHL is held through various Israeli and foreign corporations, in which the Company and certain third parties, primarily Club Hotel, hold direct and indirect interests. The articles of associations of the various holding companies, as well as the structure of their boards and various resolutions adopted thereby reflect a structure of an ultimately, indirectly, joint control of CHL by the Company and Club Hotel. Accordingly, all the decisions relating to PBS and CHL are supposed to be jointly adopted by the Company and Club Hotel. Towards the end of 2008, certain disagreements arose between the Company and Moshe Bublil. These disagreements resulted in frequent and lengthy shareholders and board meetings of the various holding companies, non-performance of various resolutions adopted at such meetings and disputes regarding the substance and interpretation of various resolutions adopted at such meetings (some of which affect the decision making process at CHL). In addition, the parties have initiated certain legal proceedings in connection with these disputes, whose outcome could affect the holding companies' structure of the boards, decision making process, distribution of dividends and the flow of information to the Company. For further information see Note 32 to the 2012 Financial Statements.

QUEENCO LEISURE INTERNATIONAL LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (in thousands of € unless otherwise stated)

NOTE 5  -   OTHER INFORMATION (Cont.)

3.
On May 28, 2013 the Company's Board of Directors has resolved to offer to its eligible shareholders and GDR holders (as such term shall be defined in a rights issuance memorandum to be distributed to the Company's shareholders and GDR holders) to purchase up to 488,408,824 ordinary shares of the Company,  such that each eligible shareholder/GDR holder who holds 100 ordinary shares of the Company (or certificates representing 100 ordinary shares of the Company, in the case of GDR holders) shall be entitled to purchase 80 ordinary shares of the Company (or certificates representing 80 ordinary shares of the Company, in the case of GDR holders) in consideration for a price of EUR 0.012 per share.

In the event that the entire rights are exercised at the offering, the Company expects to raise approximately € 5,861 thousand, and that the equity per share shall reflect EUR 0.0303 (as compared to EUR 0.0450 as of the date hereof).

The Rights Issue is dependent, among other things, upon the receipt by the Company of a commitment from (Y.Z.) Queenco Ltd., QLI's parent company, and its wholly owned subsidiary, Shachar HaMilenium (1991) Ltd., to subscribe for a minimum of their respective existing pro rata share in the Rights Issue.

The record date and exact time table pertaining to the Rights Issue have not yet been determined. In addition, there is no certainty as to the consummation of the Rights Issue.